EXHIBIT 21.1

SCHEDULE OF SUBSIDIARIES OF SNB BANCSHARES, INC.

SCHEDULE OF SUBSIDIARIES

Name of Subsidiary	Trade Name	State of Incorporation

Security Bank of Bibb County	Security Bank of Bibb County operates in Glynn County, Georgia under the trade name of Security Bank of Glynn County	Georgia

Security Bank of Houston County	None	Georgia